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                                                                 EXHIBIT (A)(16)

Contact: Susan Gaffney
307-774-2698 (office)
 303-737-7418 (home)

               DUPONT CONFIRMS CASH OFFER FOR DUPONT COMMON STOCK
               IS SUBJECT TO U.S. FEDERAL INCOME TAX WITHHOLDING

     WILMINGTON, Del., Aug. 5 -- This news release confirms that U.S. federal income tax withholding will apply to the gross proceeds of the cash offer made by DuPont and described in DuPont's Offer to Purchase dated July 14, 1999. Any information to the contrary that has been disseminated by third parties should be disregarded.

     Shareholders are urged to review carefully the Offer to Purchase.

     This offer is being made to DuPont shareholders who are non-United States persons to sell some or all of their shares to DuPont for $80.76 for each share of DuPont common stock. DuPont will purchase up to a maximum of 8 million shares of DuPont common stock.

     DuPont has retained the services of D.F. King & Co., Inc., as Information Agent to assist shareholders with this offer. Questions regarding the terms and conditions of the offer or information on tendering shares should be directed to D.F. King at 212-269-5550 (collect) outside the U.S. or 800-755-3105 (toll free) in the U.S.

     DuPont is a science company, delivering science-based solutions that make a difference in people's lives in food and nutrition; health care; apparel; home and construction; electronics and transportation. Founded in 1802, the company operates in 65 countries and has 92,000 employees.

8/5/99